Filed by: Redhook Ale Brewery, Incorporated
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                   Commission File No. 000-26542
                                Subject Company: Widmer Brothers Brewing Company




On November 14, 2007, Redhook Ale Brewery, Incorporated ("Redhook") conducted its earnings conference call for the third quarter of 2007. The conference call is available for replay through Redhook's website and through a dial-in number. During the conference call, representatives of Redhook discussed Redhook's financial results for the third quarter of 2007, related business issues, and Redhook's proposed merger with Widmer. The following is a transcript of the conference call:


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                                                              Final Transcript
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  Conference Call Transcript

  HOOK - Q3 2007 Redhook Ale Brewery, Incorporated Earnings Conference Call

  Event Date/Time: Nov. 14. 2007 / 11:30AM ET

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


CORPORATE PARTICIPANTS
 Paul Shipman
 Redhook Ale Brewery, Incorporated - Chairman, CEO

 Jay Caldwell
 Redhook Ale Brewery, Incorporated - CFO

 Dave Mickelson
 Redhook Ale Brewery, Incorporated - President, COO



CONFERENCE CALL PARTICIPANTS
 John Szabo
 Flintridge Capital - Analyst

 Steve Olson
Analyst

 Jim Cull
 Lambert Securities - Analyst

 PRESENTATION

--------------------------------------------------------------------------------
Operator


 Good day, ladies and gentlemen and welcome to the third quarter 2007 Redhook Ale Brewery Inc. earnings conference call. I'll be your coordinator for today. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today's conference. (OPERATOR INSTRUCTIONS) I would now like to turn the presentation over to your host for today's conference, Mr. Paul Shipman. Please proceed.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Good morning. I'd like to welcome you to the conference call. We'll discuss your results for the quarter ended September 30. Dave Mickelson, Jay Caldwell, and I will give a few brief comments and then open up the call for questions. Before we begin I'll ask Jay our CFO to read our Safe Harbor statement.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 Thank you, Paul. Please bear with me. We have an expanded Safe Harbor statement because of the filings we made with the SEC yesterday. Welcome to Redhook's 2007 third quarter conference call.

Redhook would like to remind everyone that this call may contain forward-looking statements which are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore actual results may differ materially from those expressed, implied, or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions reflected -- reflecting something other than historical fact are intended to identify forward-looking statements.

For a list of factors that could cause actual Redhook's actual results to differ materially from those described in the forward-looking statements, please refer to the Safe Harbor statements in Redhook's most recent filings with the Securities and Exchange Commission. Unless required by law Redhook undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events, or otherwise. A copy of Redhook's most recent filings with the Securities and Exchange Commission are available in the investor relation's section of Redhook's website located at www.redhook.com.

With respect to the proposed merger between Redhook Ale Brewery Inc. and Widmer Brothers Brewing Company Redhook intends to file with the Securities and Exchange Commission, the SEC, a registration statement on Form S4 that will include a joint proxy statement prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the registration statement on Form S4 and the related joint proxy statement prospectus including any amendments or supplements to those documents and any other relevant materials when they become available, as they will contain important information about Redhook, Widmer, and the proposed transaction.

Investors and security holders may obtain free copies of these documents when they are available and other documents filed to the SEC at the SEC's website at www.SEC.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Redhook by directing a request by e-mail to investor.relations at Redhook.com. Or by mail to Redhook Ale Brewery, Inc. 14300 Northeast 145th Street, Suite 210, Woodinville, Washington, 98072, Attention Investor Relations. In addition, investors and security holders may access copies of documents filed by Redhook with the SEC in the investor relations area of Redhook's website at www.redhook.com.

Redhook and its Executive Officers and Directors may be deemed to be participants in the solicitation of proxies from the shareholders of Redhook in connection with the proposed transaction. Information concerning the interest of these Executive Officers and Directors in the transaction including the beneficial ownership of Redhook common stock will be included in the joint proxy statement prospectus referred to above. Additional information regarding the Executive Officers and Directors of Redhook is included in Redhook's proxy statement for its 2007 annual meeting of shareholders which was filed with the SEC on April 20, 2007 and in its annual report on Form 10-K for the year ended December 31, 2006, which is filed with the SEC on March 23, 2007. These documents are available free of charge at the SEC's website, www.SEC.gov and from Investor Relations of Redhook at the e-mail and mailing addresses shown above. Paul.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 In January, as many of you know, Redhook announced we had entered into discussions to join our Company with Widmer Brothers Brewing Company out of Portland, Oregon. We appreciate that our investors have had to be very patient while our management and directors have worked diligently in the best interest of our shareholders towards a merger of the two companies. Yesterday, we announced the successful completion of these negotiations. We believe the combination of Redhook and Widmer, two of the pioneers in the United States Craft brewing industry has the critical mass to compete successfully and grow profitably on a nationwide basis that will bring our high quality ales to more and more consumers. We will be the only Craft brewery with state-of-the-art breweries on both coasts, allowing efficient distribution of our products and the total control of the brewing process to ensure not only the finest ales meeting our exacting quality standards, to be sold under our brands. We are excited about the potential this merger brings to our shareholders and partners and look forward to a successful integration of our companies. Dave.


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 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 As many of you know, we've been working on this merger for quite some time. Our relationship through the licensing agreement in the East and Craft brands alliance in the West has resulted in further refining our operations during this time. Once we complete the merger, assuming shareholder and SEC approval on the regulatory side, we will complete the process that allows us to grow more efficiently as one Company in a highly competitive industry. The combined Company, Craft Brewers Alliance, including varying interests in Kona Brewing Company and Goose Island Brewing Company, will put us in a strong leadership position in the Craft brewing segment and in the top five in terms of barrels sold in 2007. We believe this merger recognizes the success and degree of learning achieved in our existing brewing, sales and marketing partnerships. Additionally, the opportunity exists to leverage the talent of both companies to generate new ideas, create new beers, and become a stronger competitor in the marketplace nationally.

During the course of negotiations, a few scenarios were raised but in the end we believe the transaction details agreed to are in very favorable terms to Redhook Brewery shareholders. We do anticipate that obtaining regulatory and shareholder approvals will likely result in a Q1 2008 closing date. From the business perspective, continued high levels of contract brewing had a significant impact on our third quarter results. Of the 7,100-barrel increase, 5,300 barrels or 75% of the increase came from contract brewing. Total Company shipments excluding beer shipped under the contract brewing arrangements increased 1800 barrels during the quarter.

Shipments in our Midwest and Eastern markets including the Widmer Hefe brewed under the licensing agreement increased 2.6% compared to the third quarter last year. When we look at only shipments of Redhook branded products in the Midwest and East we are pleased with a 7.5% increase. Unfortunately the improvement in Redhook branded product shipments was reduced by an 8.1% decline in shipments of the licensed Widmer Hefeweizen in these same markets. Our Midwestern and Eastern sales of this product have been impacted by an intense competitive landscape for wheat beers from local, regional, and national producers, while distribution remains steady, there are many more offerings, resulting in less pull, both off the shelves and in the bar. The timing of our merger will be beneficial as we'll be able to leverage other Widmer brands that allow better opportunity to gain add support from retailers.

Redhook's business in the West serviced by Craft Brands Alliance, remains challenging but has reversed the period of decline and grew a modest 2.3% in the third quarter. This growth was fueled by the success of our Long Hammer IPA. There may be some halo effect from Long Hammer that has helped our other products somewhat, although we would like to see a continuing pattern over time. We believe the Craft segment remains strong nationally, by all indications, although the growth is not evenly distributed regionally. But one of our challenges with the merged Company is to aggressively take advantage of the geographic pockets of opportunity that present themselves. Jay?


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 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 I would like to comment on our third quarter results. Redhook generated gross sales net of certain fees paid to Anheuser-Busch of 12.357 million, compared to
10.813 million, in the third quarter of 2006, an increase of 14.3% on overall shipments increase in barrels of 7,100 or 9.7%. As Dave mentioned, this increase in revenue was driven by a substantial increase in beer brewed on a contract basis. However, this increase accompanied by a significant shift towards packaged product from draft product was largely performed at cost. This had the impact of shifting profit to CBA where Redhook benefits through increased sales of Widmer products which may not have been achieved if Redhook was not able to help with production. This helped ensure that Widmer did not lose shelf space in an increasingly competitive segment of the Craft beer category. Cost of goods sold has been negatively impact compared to the third quarter of 2006 by several factors.

These include the shift to lower margin contract brewing, accompanied by producing 50% of the volume in packages, versus 0% in the third quarter of 2006. Increased COGS by $664,000. Increase in the cost of packaged product increased COGS by $208,000. Shift to Redhook packaged product increased cost of good sold by $101,000, increase in grains and hop costs increased COGS by $80,000. Increases in production losses increased COGS by $76,000. And increase absorption of overhead increased COGS by $348,000.

As we pointed out in our 10Q we do expect that our cost of sales and gross profit will be negatively impacted in future quarters by an increase in the cost of our barley grain. Grain and hops costs in the third quarter comprised approximately 9.1% of our revenue compared to 8.8% one year ago. We have secured what we believe is favorable pricing on our three key ingredients, barley malt, wheat and hops through periods ranging from 2008 to 2011. Of course we will carefully review our revenue side to react to these cost pressures.

While the industry has experienced non favorable commodities prices recently, we feel fortunate compared to some of our brethren that we have fixed our future supplies of key commodities at known quantities and prices enabling us to plan our future production from known cost points. SG&A increased $653,000 over the third quarter of 2006, largely due to the merger related expenses of $282,000, Sarbanes-Oxley implementation expenses of $91,000 and increased sales and marketing, salaries and promotional costs of $348,000. In addition, our profit from Craft brands declined by $181,000 compared to third quarter of 2006, largely due to increases in sales and marketing expenses of $933,000, driven by a write-down of the promotional inventories of $475,000.

The Company was favorably impacted by a $64,000 increase in other income including a $21,000 increase in interest income due to higher average cash balances and higher interest rates. The Company booked and income tax expense, despite the slight book loss, this is caused primarily by permanent tax differences, such as meals and entertainment cost which caused the Company to have taxable income despite the book loss. However, cash payments of taxes are minimal as we were able to utilize our net operating loss carry forwards and other tax credits. Income taxes paid in the quarter including state income taxes totaled $7,000. We were pleased that we had a strong October with year-over-year shipments increasing by 15.3% or 3600 barrels, to 27,300 barrels for the month across all major product categories and territories. This growth was driven by a 13.4% increase in Redhook products, a 21.8% increase in licensed Hefeweizen in the East Coast and Midwest territories, an 18.7% increase in contract brewing and a 16.6% increase in pub retail and international sales. Our AB territory sales were up 15.6% for the month of October, compared to 2006, and CBA sales were up 12.9%. Paul.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Thank you, Jay. Let's open up the call for questions, please.

 QUESTION AND ANSWER



--------------------------------------------------------------------------------
Operator


 Thank you, sir. (OPERATOR INSTRUCTIONS) Your first question comes from the line of John Szabo of Flintridge Capital. Please proceed.



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--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Good morning, John Szabo from Flintridge calling. Congratulations, first off.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Yes, we're very pleased.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Thanks, Paul. I guess my question is, could you give us a few examples of what you think the biggest synergies may be from combining the two companies? It might be helpful if you could just give us a couple of examples.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Okay. I'll ask Jay and Dave to give examples. I'd start by saying that it's not a synergy-rich scenario, because we already had the benefit of the Craft brands in the East. But I think that this merger sets the stage for some real high quality growth. And that's where I think the payoff is going to be. Now, one of the synergies that is somewhat below the surface is that Redhook has these tax loss carry-forwards and the Widmer has a strong history of profitability and I expect the post deal Company to be profitable so it's going to be a long time before we have any serious cash tax. I think we're going to have a very, very powerful cash flows. Dave?


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 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 I think some other things to talk about -- I agree, completely, Paul, are on the top end side. It's not so much on the cost side. We only have little things where we'll be more efficient. But clearly, we're working with, for instance, an example would be the Widmer Hefeweizen on the East Coast, it's an absolute fantastic product and a wonderful competitor that we have a single product SKU or not a single product SKU but we have one item for and we don't have anything to flank it on the shelves. We don't have anything that makes it more than that one single brand.

We'll be able to flank it with some of their other products that I think the market will be very excited to see, that will generate more retail interest in a brand family, that will support more add activity. It's a matter of increasing distribution and then representing the brands properly at trade channel to see that sell-through deliver following that. So I see that with the introduction of new brands and being able to increase the penetration of what we already have in the market. I think it's going to be very good in that regard.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. And then I guess I was wondering if you could, without getting into specifics of it, give us a bit of an idea of Widmer's financial position, I think Paul you just said that you thought the combined Company would be profitable. What would the combined balance sheet look like? Is there going to be debt involved? Could you give us some kind of--?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Redhook of course has a strong net cash position. Widmer does have some debt. Maybe Jay, can you elaborate a little bit? It's going to appear in detail in the S-4. I would characterize the post deal Company as being extremely asset-rich, with some debt.


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 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 Again, this will be explained in detail in the S-4. But in terms of estimates, the Company will be, as Paul said, very asset-rich. Widmer is completing an expansion of their brewery in Portland, expected to come online initially in December. They have been financing that with debt but that will be offset by some of the cash that Redhook brings to the table. On a combined basis for 2007, if the companies had operated together for 2007, we estimate that the revenue would have -- would be approximately $95 million, net of excise taxes, and that EBITDA would be approximately 9 million to $10 million. This will get expanded in much greater detail in the S-4.

--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 That's very helpful. Maybe just one more thing, just in terms of their shareholder equity, would it have been roughly comparable to yours or--?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 They didn't have quite as much book value as we did. They never had the benefit of an IPO. They had a nice balance sheet, there's no doubt about it. It was this good, John. We could have done this deal with debt.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 All right. I mean, you have an outstanding balance sheet so I--?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 And they did too. There's very few balance sheets in the business world like Redhook, especially when you look at it in the relationship between the market value and the book value. But those are like one in a million. The Widmer, their book value -- what's their book value? About $37 million?


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 37 or 30?


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 I think 30 some. It's in the 30s.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 I would like to get that S-4 document out, John and I'll let you do some more.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Sure. I was just trying to get a ballpark.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 It's a really -- it's one of the reasons we like this deal so much and why we thing it was so good.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 You know how conservative we are.

--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 We're pretty conservative and the group there are very similar in their beliefs. We're really aligned on these things.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 The Widmer Brothers have a stronger growth history, not quite as strong a balance sheet, they never had the benefit of the IPO. They did it all with -- they went through the thing just like us where they accumulated a deficit but then they worked the deficit off and -- go ahead.


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 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 I think one other thing, in terms of the synergies between Redhook, Widmer and the equity investments that exist in Goose Island and Kona, there's some 40 products available to the merged Company to sell. Some of those are very strong regionally and some are very strong nationally. And what this enables us to do is take advantage of those more so than we could by ourselves.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Without a doubt. I think I should highlight that there is an interest that Widmer brings in those two companies, but that they are very much their own companies too and some of the distribution and the ability to expand those products to new markets is still subject to working out some deals and some understandings between everybody and we're optimistic that we can do that in a great way. But they are separate, independent companies that are very strong on their own, in their own minds or in their own.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 And they own how much of Goose Island?


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 42%.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 42. And then how much of Kona? It's like 20?


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Percentage is smaller.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 20%.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 20% of Kona.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay.

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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Both fantastic companies, fantastic, small growth engines.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Right. Okay. And then so I guess have you had conversations with them about--?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Not as yet. We focused in on the merger. We expect to -- that -- the Widmer Brothers have long-standing relationships with both those companies and -- we anticipate that, they are part, while being independent, they are part of the reason that we call the new company Craft Brewers Alliance. It's bigger than Redhook and Widmer.


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 John Szabo  - Flintridge Capital - Analyst


 Okay. And then just one last question, then I'll get in the queue. Well, actually just a clarification. On the numbers, Jay, that you gave before, was that 2007 year-to-date?


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 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 No, that is an estimate for the year, for the full year.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Projected year-end.


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 John Szabo  - Flintridge Capital - Analyst


 Okay. And then what would the combined capacity be, roughly?


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Combined capacity at varying stages of current capacity, it would be in the neighborhood of a million barrels of combined capacity.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 And that's after their build-out in Portland?


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Correct. That will be staged. That is the ultimate -- approximately an ultimate design capacity of the three breweries.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 The brewery in Portland is a gem. It's a fantastic brewery. 200-barrel brew house, excellent automation, a lot of compatible equipment, Hookman Brew House, Chromes bottling line, Till keg filling, very compatible systems and of course we're very familiar with how to make good beer and that brewery in Portland is also capable of making anything that we can make.

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 John Szabo  - Flintridge Capital - Analyst


 Okay. Great. Thanks.


--------------------------------------------------------------------------------
Operator


 (OPERATOR INSTRUCTIONS) I would like to turn the call back to Mr. Paul Ship proceed.


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 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Let's see. There's no other questions?


--------------------------------------------------------------------------------
Operator


 We do have a queue from Mr. Steve Olson, private investor, please proceed.


--------------------------------------------------------------------------------
 Steve Olson Analyst


 Congratulations on finalizing the merger agreement. I was just wondering, was the Redhook Board approval of the agreement unanimous?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 100%, with no reservations.


--------------------------------------------------------------------------------
 Steve Olson Analyst


 Okay. And the comment about the most recent quarter, the profitability in Craft brands, the 475,000 reduction in promotional inventories, can you help me kind of understand that a little better?


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Yes. Well, I think both companies, Redhook and CBA, for the West Coast, carry many promotional items to help us sell our beer, ranging from tap handles to beer glasses to T shirts to neon signs and we -- as part of this process, we encouraged Craft Brands Alliance to adopt a policy, accounting policy closer in line to what Redhook's was in getting prepared for the merger and they were very willing to agree to that and that resulted as they adjusted their estimates to a write-off of $475,000 of which we took about $200,000 in our books as our percentage, our 42%.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 Basically, I think there are a number of items that we may be able to sell within what's been put off. But we are pretty conservative in that presentation and they were very agreeable to trying to be on one page together in that and it's just a good method of cleaning up things a little bit and getting aligned in anticipation of what's ahead.


--------------------------------------------------------------------------------
 Steve Olson Analyst


 If that process had taken place in an earlier quarter, would an amount, not 475, but some other amount have been the result of that exercise also?

--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Possibly. I mean, it was a change in policy.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 Change in estimate.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Change in estimate. And it was an accounting thing. You got to remember that Redhook has been migrating towards Sarbanes-Oxley compliance now for an extended period of time. In that process, we have become, from a starting point, have been very cautious, very conservative in our presentation. We have become more so. And what CBA was doing in terms of what the -- how they valued that inventory, would have been the exact way that we would have done it back in our early public company days. But--.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 The treatment wasn't an exception. There was nothing inappropriate in their policy. We just wanted them to be aligned.


--------------------------------------------------------------------------------
 Steve Olson Analyst


 I understand. The 10-Q also disclosed that I guess the Company intends to pay off the term loan in the fourth quarter. Can you share thoughts on why that is being done?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Our view is is that we're getting ready for the merger of the Companies. The post deal Company is going to have a new bank. The bank is stepped up. I don't know if we're going to identify the bank in the S-4. I don't think it's necessary, but I got to tell you something. They are very open to lending us whatever amount of money we desire and, because they see the quality of the business, the strength of the cash flows, the quality of the assets, and so this is part of the cleaning things up, getting things ready for the new Company.


--------------------------------------------------------------------------------
 Steve Olson Analyst


 Okay. Thank you and again, congratulations.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Thank you.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 Thanks, Steve.


--------------------------------------------------------------------------------
Operator


 Your next question is a follow-up from the line of Steve -- John Szabo from Flintridge Capital.

--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Thanks. I was wondering if you could just talk a little bit more about cost of goods sold situation, particularly with regard to input cost. I think in the queue you indicated that you were analyzing the situation as were others in the industry and I guess this has been coming for a while. So I was just curious as to whether or not you've actually initiated price increases and if not, when might we expect to see some of those price increases?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Yes. John, I think that what happened is this -- this situation of the agricultural inflation has been on the horizon, but you got to remember that in the brewing business, in the Craft beer business, one of the reasons that the business has been slow to react is that this is such a departure from over 20 years of history of virtually no agricultural inflation. The price of malt going back to the very formation of our business in the 1980s was -- as I recall, I think it was about $0.17 a pound. And 20 years later it was like $0.16 a pound. And now, it's north of $0.30 a pound.

So this is like -- it came on suddenly. It looks like it's here to stay. And the first set of good news is that we're getting everything that we want. If we need malt, we need wheat, we need hops, we can get them. The second thing we're doing is we are proactively doing our forward contracting, which we have a history of. And we always have paid our suppliers. Which doesn't sound like much, but when the microbrewery industry hit the skids back in the late 1990s, suppliers -- a lot of suppliers didn't get paid. So we developed a history of paying the suppliers, of honoring our commitments, et cetera. That's the second part of the good news.

The third part is the entire industry is affected. We think we may be slightly less affected, based upon our forward planning, the strength of our relationships, and the nature of our purchasing power. So having said that, I expect that the entire industry is going to have to reconnoiter with this part of the input. It's a cost. And it's what they call cost push and cost push tends to be slow, but when it happens, it snowballs. It happened in the 1980s in the soft drink business when the sugar price went up. The good news about that is, is when the prices go up, bases go on cost push, if the inputs go down, the prices tend not to go down. And I see this as a -- I'm not a Pollyanna, but I see this as a positive thing. That agricultural inputs effectively had been free.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 There are some market conditions with the crops that are a little unique. I mean, we had a fairly good sized fire in a hop -- a significant amount of hop was damaged. We had a situation with a bad crop in Europe. There's been a few things that have gone on that have intensified the hop side of things and some of that will rebound with prices going up. Some of those will be a little more interested. Where this corn ethanol thing goes for barley is another good question. I heard something the other day that the cost of producing ethanol through corn, the energy needed to do it exceeded the value, what was produced. I think that's an uneducated comment by me.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 I think it's true. The price to make place to make ethanol is in the Tropics, it's not in North America.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 As Paul said, some of the pricing north of $0.30 compared to $0.16. We've actually got a bulk of our pricing in significantly lower than that on contract. Paul is referring to numbers he saw in the specialty side of some of the components. So what we're actually -- we've had an existing relationship with a very large malt supplier that's been very steady over the years and it allowed us to get in early, see the stuff coming and lock in for a bit. We're not immune to it. We're not outside of the issues. But we do feel we are in a good spot relative to many of our competitors.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 So just so I understand, then, you have not yet seen much, if anything, in the way of price increases going through yet? Is that right?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Not yet. Not yet.

--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 A lot of reacting.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 I'll tell you what I think is the bigger back drop, the invisible impetus here, John, is what's going to happen to the imported products because the dollar has gone off a cliff. And we compete in the imported arena. So Canadian dollar went from $0.70 U.S. to $1.05 U.S. We compete with the Canadians. The Mexican currency appreciated slightly. Corona is already taking big increases. The Europeans are our most relevant competitors and they have yet to reconcile the euro situation because they're hedged. But when they go up, it is going to be big. I can feel it. And this agricultural thing, it gives everybody a reason that they have to react because of the cost push, but more, I expect it to be a competitive reaction with the Europeans. You're going to see $10 six packs become the norm, I have a feeling.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. So if I have my math correct, if your raw material costs are roughly 10%, if it goes up -- those costs go up 30%, then you basically need a 3% price increase to offset that. Right? So I think Sam Adams had talked about maybe going up 5% next year.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Right.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Are you going to need more than 3 to offset your costs or--?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 I think that when we go about the process of evaluating how to price, we will take into account the cost push. We will take into account the competitive environment. And we'll make a decision and we will make a decision with a bias for profitability. So the -- I don't -- I'm not going to speculate on what the tenor of the price increase is going to be.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 We have historically tried to look at this on a very regular basis and we also look at it, importantly market by market because we want to have a good position relative to competition. We want to be financially prudent as Paul is suggesting. But we also want to take advantage of certain markets where there is a little more room than perhaps others, depending on the competitive landscape. But I think knowing that we're all in a similar boat on this side of things, we will do what we think is smart for the business.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Right. The cost of shipping beer from the West Coast to the East Coast is going off the chart. Having that brewery in New Hampshire is a major positive asset for us.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. And then I guess there was one other thing about the cost of goods sold that I was -- I just want to make sure that I understood this correctly, and that is that there was some negative impact from unabsorbed overhead. Was that right?

--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 Yes.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 What was the dollar amount on that?


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 It was 400,000 and change. 300,000.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Was that some kind of a reconciliation of standard cost.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 348,000. Essentially, overhead, as we have increased to higher production capacities during the summer, some of the variable costs in overhead have gone up as well and we had to absorb more of it in cost of sales in the third quarter than we did comparatively a year ago.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 What was the difference? Well, I guess that was one thing I was a little bit -- well, in a normal circumstance, once you get -- I mean, I've gone back and done the math. When you get past that sort of break-even point, a very large percentage of the incremental volume drops to the bottom line. We didn't see that as much this quarter.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 This quarter was not a textbook quarter. It was -- I have to tell you, it was -- sometimes you have bad quarters. This one -- I've seen worse, but at least the production environment was a challenge. It was -- but we muddled through. I think that -- I don't think that there was a change in the nature of the business. I think that we had a bad quarter.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Did it from a production efficiency standpoint?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Yes.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 It was just a mix of a few things that were challenging and it's -- I think we saw a lot of positives in the quarter in terms of like the Long Hammer brand.

--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 The Long Hammer was great.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 We did a few things that caused some production headaches during the quarter that were isolated to raw materials issues that we decided to sewer some product. Little things, some quarters they add up a little bit, some quarters they don't and this was one of those quarters.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Yes.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 All right. And then one -- I guess one last sort of financial question. That is, you have a deferred -- with your referred tax asset you've got a valuation allowance against it. When the companies come together, does that get reversed pretty quickly?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 It's a little bit forward-looking, what you're asking for. I think that -- I view it as one of the positive synergies of the deal.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Our internal accounting policy is to have a history of profitability before we reverse that allowance. We are expecting, as Paul had said, that the combined company will be profitable and that will be something that we take into consideration in terms of reviewing this. But we want to proceed with it cautiously. So I do expect that we will reverse it but I don't know that that would be something that would happen in 2008. We would want to make sure that we in fact do emerge from this with a successful integration and the profitability we're all hoping for right now.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Everything now, our focus now is integration.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. All right. Thanks.


--------------------------------------------------------------------------------
 Jay Caldwell  - Redhook Ale Brewery, Incorporated - CFO


 Thanks, John.


--------------------------------------------------------------------------------
Operator


 Your next question comes from the line of [Jim Cull] of [Lambert Securities]. Please proceed.


--------------------------------------------------------------------------------
 Jim Cull  - Lambert Securities - Analyst


 Yes, Paul and Dave, congratulations. I knew this merger was in the works for a long time and it took an awful lot of effort. So I'm glad to see that went forward. My question was going forward, do you see in the future in your joint portfolio the possibility of any bottom from any products, any lagers or pilsners?

--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Well, the Longboard Lager from Kona, that's a lager beer.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 It's a very, very good quality lager product, Jim.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 It tastes great.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Like I said, Widmer brings these relationships to the table and they have a much longer history with these people. But I'm most excited about the quality of the products that these two other companies, Goose Island and Kona bring to the picture. They're very good quality, high quality products. They have some great specialty products. They have some great limited release products that are very exciting. And they do have this pilsner concept. I think both of them have done them time and again. So there's really a broad, diverse portfolio of products and it's one of the reasons we really get excited about what we've got going forward.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 This is a machine. There's nothing else -- there's no other company in the industry with the combination of resources and unified effort across the board. It's a machine. It is -- it's unique. There's nothing like it.


--------------------------------------------------------------------------------
 Jim Cull  - Lambert Securities - Analyst


 But these two companies, don't they brew at their facilities, I mean, we have three breweries. Would we be able to -- just hypothetically, would we be able to brew a lager or a pilsner at one of our three facilities?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 We could, absolutely. When we bought the equipment, and when we've built the breweries, and when we've expanded them, we've always built with flexibility in mind. We can do all kinds of things.


--------------------------------------------------------------------------------
 Jim Cull  - Lambert Securities - Analyst


 Okay.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 And in these relationships, as the relationships evolve and as we work in the post-deal environment, the Widmer Brothers have set the stage for it. They are experts at these relationships. There's no one else in the industry that has the diversity and quality of relationships as the Widmer Brothers. And at Redhook we've got the most industry experience in terms of licensed brewing and contract brewing and you put the whole thing together, it's a machine.


--------------------------------------------------------------------------------
 Jim Cull  - Lambert Securities - Analyst


 And their sales were about -- well, a little bit more than our sales; correct?

--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Yes.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Yes.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO

 But in my mind, the company is -- it's more of a growth profile. When you read the S-4 and you dig into it, the quality of that company, it is an incredible story of achievement.


--------------------------------------------------------------------------------
 Jim Cull  - Lambert Securities - Analyst


 Thanks, guys. And congratulations. I'm excited about it.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Thank you, Jim.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 It's going to be a good ride.


--------------------------------------------------------------------------------
Operator


 And we have a follow-up from the line of Jim Szabo of Flintridge Capital. Please proceed.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 I was wondering if you could just in terms of the approvals, are the sort of state approvals going to be the most challenging and time-consuming?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 We have a lot of experience with this. When we formed CBA we had to go through an extensive regulatory process. Redhook and Widmer have good quality relationships. We're good corporate citizens. We have been regulated for decades. We understand the importance of working with the regulatory environment. We've got good quality representation. We've got in-house talent in terms of people that are dedicated to regulatory compliance. But it's a process that inherently takes time. The production of the S-4 takes time. The SEC gets to review that. I would guess that -- have we started yet on the regulatory?


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Yes, we have been working on this, John, and it's a huge -- it's a big checklist that we just have to methodically go through and check, check, check, but it's not controversial, we don't believe.

--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 We have sent letters to Montana and say can you allow us to do this and can -- Texas, is this okay?


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 It's more in licensing new products, as much as anything.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 That's right.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 And then just amending corporate name and things like that. So it's -- like I said, it's a big checklist. The big thing is obviously getting through the SEC work, making sure they're comfortable with what we're doing and how we're doing it and then soliciting the votes of our shareholders.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 You're not going to face any of the same challenges that Budweiser's faced in terms of actually -- you're not actually changing the distribution entities, this is just renaming the existing.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 That's one of the extreme positives here. Let's say that two hypothetical Craft brewers merge. The likelihood that they have the similarity in distributor relationships that we have with Widmer, the likelihood is zero. The nature of the game is that -- one of the barriers to consolidation in the Craft brewing business is the nature of the multiple varied distribution arrangements. When you merge the companies, the bias is towards combining and unifying the distributor profiles. So we've already done that. Coors and Miller, they're merging, as you know. They've got a problem. They've got to work out so that they get down to a single distributor in each market, otherwise they've got a big pain. We don't have to go through that. That is mechanically a very big positive here.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 And I was wondering if you could just share with us Anheuser-Busch's reaction to this transaction.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 We're not spokesmen for Anheuser-Busch, but you'd have to talk to them, but I have heard nothing but positives from them.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 They've had representation on both Boards and so -- I think what we have is an opportunity to service and complement their brands and be more relevant to the wholesalers, as a combined unit we can be a little more efficient in working with those wholesalers and I think that's going to be a strong benefit for them that equates value to us.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Right. And do you think that it's possible that with the Companies combining and with A-B significant equity interest in the combined company that they would put a little more behind it in terms of marketing support?

--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 There's no legal commitment for them to do so. But I think that they will see that it's in their best interest.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. And then in terms of -- you mentioned some of the opportunities. I won't say synergies, I'll say opportunities in terms of licensing some of these other products.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Right.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 I mean, there's really nothing to say that you can't start doing that now; is that correct? I mean, you could theoretically start to make arrangements to brew Kona and Goose Island in Portsmouth, for example, right?


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Again, that's jumping the gun a little bit. Those relationships are something that Widmer has with those companies and again, it's not fair for us to speak out about what we would do with them. I mean, this is a great combination of two wonderful companies and they bring these relationships and how they are integrated yet involve decisions that those Brewers will make as well. I don't want to get ahead talking about those great brands at Goose and at Kona. What I -- I think the opportunity for us to work together on a national basis with Widmer is something that we're not going to sit here and work on the S-4 and start thinking about how long it takes to get all this done and not simultaneously get a good, strong jump start on integrating what we need to do to be compliant down the road with Sarbanes-Oxley, what we need to do to lay out a growth plan for our 2008 budgeting process. So you're exactly right on. We don't have to wait until we get all the approval to work together. But we do have to be careful on a few issues, but overall, we definitely work together on this starting -- we have been to a degree, assuming we were going to get this done and we'll continue to increase that effort now.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. And then I assume that it's safe to say that the combined Company will have plenty of capacity to take advantage of these licensing opportunities, should they materialize?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Yes, I mean, the Company is capacity-rich, more so in the West than in the East. But in the East we had room to grow in New Hampshire.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 We're evaluating that real carefully, in terms of how quick, what do we do in Portsmouth to get that up to speed, even further expanding that. We also have to evaluate where do we move the line in the middle of the country to to supply it to the West. There may be an opportunity that we move that line a little further East to supply out of the West, we obviously have to consider the freight impact. It's nice that we have that luxury and that ability to evaluate those things.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 I'm sorry, could you say that again. You were thinking about moving?

--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Well, we have the ability to perhaps move the line in the middle of the country that we supply, whether it's from the East or West to, we can move that line a little bit and offset increased freight potentially. But we can move that production around to be more efficient in the breweries, they have a larger brewhouse in Portland, we have a smaller, we're a little -- we can do flexible small runs up in Woodinville. So we have lots of options now.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. So if I think about this, a combined Company with EBITDA of 9 million to 10 million with probably very little in the way of cash taxes, and probably not a lot in the way of interest expense, your -- other than perhaps expanding your capacity in Portsmouth, that should approximate your free cash flow, assuming that you're able to replicate the results again next year. Would that be sort of a fair statement?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Yes, I -- I think that -- what you're describing is the model of the business. It should be a very strong cash flower. It's hard to envision the growth rate getting so high that you can't internally fund the growth. Until it comes time to build another brewery. And if we are on a track of growth that requires us to build another brewery, we're off to the races.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 The only thing I would add to that mix you just mentioned, John, might be that as we fund the growth, as we do grow, as we plan to, the actual cooperage costs will have to be dealt with. And they're material to secure the keg supply. But that would be the only little thing I would add.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Keg deposits are going up for the industry so that's going to be a cash flow benefit.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay. So this may be really jumping the gun, but as you think about cash deployment and uses of that cash, if you're pretty much set because both the combined companies have invested tremendously in their infrastructure, what would you sort of let that cash accumulate on the balance sheet to build another brewery or would you think about--?


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 We're a little bit too far down the line. If we start to accumulate cash like that, now, keeping in mind that I'm not going to be part of the management, I'm here to help, but if my opinion were solicited, I would say we should accumulate cash, buy back stock, reduce debt. That's if my opinion were solicited.


--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


 Okay.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 I think that maybe when the S-4 comes out we should plan to have a conference call and dig into this stuff a little bit more because we'll talk about it more in the S-4, I have a feeling.

--------------------------------------------------------------------------------
 John Szabo  - Flintridge Capital - Analyst


All right. Great. And again, congratulations, as you know, I've owned the stock for a long time and I look forward to owning it for a long time in the future as well. Thanks.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 That's right.


--------------------------------------------------------------------------------
 Dave Mickelson  - Redhook Ale Brewery, Incorporated - President, COO


 Thank you, John.


--------------------------------------------------------------------------------
Operator


There are no further questions in the queue, ladies and gentlemen. I'd like to turn the presentation back over to your host, Mr. Paul Shipman. Please proceed.


--------------------------------------------------------------------------------
 Paul Shipman  - Redhook Ale Brewery, Incorporated - Chairman, CEO


 Thank you so much for attending the conference call and we will be providing a transcript of this call as well as the recording. Have a great day.


--------------------------------------------------------------------------------
Operator


Thank you for your participation in today's conference. This does conclude the presentation. You may now disconnect. Have a great day.

-------------------------------------------------------------------------------

Additional Information About the Merger and Where to Find It

Redhook Ale Brewery, Incorporated filed a current report on Form 8-K with the Securities and Exchange Commission (the "SEC") on November 13, 2007, that includes as an exhibit the Agreement and Plan of Merger between Redhook and Widmer. Redhook intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other documents regarding the proposed transaction. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus (including any amendments or supplements to those documents) and any other relevant materials when they become available, because they will contain important information about Redhook, Widmer and the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Redhook by directing a request by email to Investor.Relations@Redhook.com or by mail to Redhook Ale Brewery, Incorporated, 14300 NE 145th Street, Suite 210, Woodinville, WA 98072, Attn.: Investor Relations. In addition, investors and security holders may access copies of documents filed by Redhook with the SEC in the Investor Relations area of Redhook's website at www.redhook.com.

Participants in the Solicitation

Redhook and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Redhook in connection with the proposed transaction. Information concerning the interests of these executive officers and directors in the transaction, including their beneficial ownership of Redhook common stock, will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Redhook is included in Redhook's proxy statement for its 2007 Annual Meeting of Shareholders, which was filed with the SEC on April 20, 2007, and in its annual report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 23, 2007. These documents are available free of charge at the SEC's website (www.sec.gov) and from Investor Relations of Redhook at the email and mailing addresses shown above.

Forward-Looking Statements

The foregoing information regarding the proposed merger includes forward looking statements that are subject to risks and uncertainties, including but not limited to the possibility that the proposed merger may not ultimately close for a number of reasons, such as either company not obtaining the requisite shareholder approval or the inability to obtain the approval of Anheuser-Busch Incorporated; that prior to closing of the merger, the businesses of Redhook and Widmer, including the retention of key employees, may suffer due to uncertainty; that, in the event the merger is completed, the combined company may not have greater opportunities and advantages; that the combination of Redhook and Widmer may not result in a company better positioned to compete on a national basis; that the operational, financial and management controls, reporting systems and procedures of the combined companies may be inadequate; and that the parties may be unable to successfully execute their integration strategies or realize the expected benefits of the merger. Other factors that could create or contribute to other risks and uncertainties are more fully described in Redhook's filings with the SEC, including, but not limited to, Redhook's annual report on Form 10-K for the year ended December 31, 2006. The forward-looking statements in this document speak only as of the date hereof, and Redhook expressly disclaims any intent or obligation to update these forward-looking statements.